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                                                                     EXHIBIT 5.1

March 8, 2005

MRO Software, Inc.
100 Crosby Drive
Bedford, MA 01730

Gentlemen:

I have assisted in the preparation of a Registration Statement on Form S-8 to be filed with the Securities and Exchange Commission (the "Registration Statement"), relating to 2,400,000 shares of Common Stock, $.01 par value per share (the "Shares"), of MRO Software, Inc., a Massachusetts corporation (the "Company"), issued pursuant to the Company's Amended and Restated 1999 Equity Incentive Plan (the "Plan").

I have examined (i) the Restated Articles of Organization and By-laws of the Company and all amendments thereto, (ii) the Plan, and (iii) such records of meetings of the directors and stockholders of the Company, documents and other instruments as in my judgment are necessary or appropriate to enable me to render the opinion expressed below.

In my examination of the foregoing documents, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies, and the authenticity of the originals of such latter documents.

When certificates for the Shares have been duly executed and countersigned, and delivered against due receipt of the exercise price for the Shares as described in the awards relating thereto and the Plan, the Shares will be legally issued, fully paid and non-assessable.

I hereby consent to the use of my name in the Registration Statement and consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement.

Very truly yours,

/s/ Craig Newfield
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Craig Newfield
General Counsel